On March 14, 2018, Nasdaq Listing Qualifications staff (Staff) notified
Super Micro Computer, Inc. (Company) that it determined to delist the Company based on Rule 5250(c). The Company exercised its right to appeal the Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on April 26, 2018. On August 22, 2018, the Panel issued a decision to delist the Companys securities. On September 5, 2018, the Company exercised its right to appeal the Panel decision to the Nasdaq
Listing and Hearing Review Council (Council) pursuant to Rule 5820(a).
On November 15, 2018, the Council issued a decision that affirmed the Panel decision to delist the Companys securities. On
January 30, 2019, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a).